FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	………………………………………………,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 31, 2016	By	……/s/………Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. An Overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc.

March 31, 2016

Canon Inc.

I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy

In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors (Revised)	From 20% to less than 30%
Overview of Major Shareholders (Revised)
Name of Shareholders	Number of Shares Held (Shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	62,266,200	4.67
Japan Trustee Services Bank, Ltd. (Trust Account)	48,089,100	3.61
The Dai-ichi Life Insurance Company, Limited	37,416,380	2.81
Barclays Securities Japan Limited	30,000,000	2.25
Moxley and Co. LLC	23,595,319	1.77
Mizuho Bank, Ltd.	22,558,173	1.69
State Street Bank and Trust Company 505223	17,896,582	1.34
State Street Bank West Client—Treaty 505234	17,834,034	1.34
Sompo Japan Nipponkoa Insurance Inc.	17,439,987	1.31
OBAYASHI CORPORATION	16,527,607	1.24

Existence or Nonexistence of Controlling Shareholder, excluding Parent Company	-----
Existence or Nonexistence of Parent Company	Nonexistent

Supplementary Information (Revised)

Supplementary information regarding “Overview of Major Shareholders,” under item 2, Capital Structure:

“Overview of Major Shareholders” is as of December 31, 2015.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

Moxley and Co. LLC is a nominee of JPMorgan Chase Bank, N.A., which is the depositary of Canon’s ADRs (American Depositary Receipts).

With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

In addition to the above shares, the Company owns 241,690,840 shares (18.12% of total issued shares) of treasury stock.

3.	Corporate Attributes

Stock Exchange Listings	Tokyo (1st Section), Nagoya (1st Section), Sapporo (Existing Market), and Fukuoka (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Number of Subsidiaries and Affiliates (Revised)	300 and above

4.	Guidelines for the Protection of Minority Shareholders When Making Transactions with Controlling Shareholders, etc.

-----

5.	Other Special Circumstances that may have a Material Impact on Corporate Governance (Revised)

The Company has 2 listed subsidiaries in Japan. The Company respects the independence of each company in its managerial decision-making and execution of duties.

II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organization Form	Company with a Board of Corporate Auditors

Directors

Number of Directors in the Company’s Articles of Incorporation	30
Term of Directors specified in the Company’s Articles of Incorporation	1 year
Chairman of the Board of Directors (Revised)	Chairman (Excludes individual holding concurrent position as president)
Number of Directors (Revised)	6
Elected Outside Directors	Elected
Number of Outside Directors	2
Number of Outside Directors designated as Independent Directors	2

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1,2, and 3)
		a	b	c	d	e	f	g		h	i	j	k
Kunitaro Saida	Attorney								☐
Haruhiko Kato	Other								¦

Note 1:	Items of selection regarding “Relationship with the Company”

Note 2:	If the item currently applies or recently applied to the referenced person mark as “¦.” If it applied in the past, mark as “☐.”

Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “●.” If it applied in the past, mark as “■.”

a	An executive of the listed company or its subsidiary

b	An non-executive director or an executive of the parent company of the listed company

c	An executive of a sister company of the listed company

d	A person or an executive of an organization that has the listed company as a major business partner

e	A major business partner or an executive of a major business partner of the listing company

f	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company

g	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)

h	An executive (and only that executive) of a business partner of the listed company (where d, e, and f to not apply)

I	An executive (and only that executive) where there is a mutually appointed outside director relationship

j	An executive (and only that executive) where the listed company makes a contribution

k	Other

Relationship with the Company (2) (Revised)

Name	Independent Director	Supplementary Information in Regard to Applicable Items	Reason(s) for Electing the Relevant Outside Director (and reason(s) for designation as Independent Director, if applicable)
Kunitaro Saida	Yes	The Company did pay Kunitaro Saida remuneration for advisory services. The amount, however, was not a large sum, and the contract has already expired.

Kunitaro Saida was elected as an Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Haruhiko Kato	Yes

Although there are business transactions between the Company and Japan Securities Depository Center, Incorporated for which Haruhiko Kato holds the position of President and CEO, the transactions reflect usage of the transfer system for stocks and other securities for which we pay fees.

The Company did pay Haruhiko Kato remuneration for advisory services. The amount, however, was not a large sum, and the contract has already expired.

Haruhiko Kato has, over many years, had a distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency. He was elected as an Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his managerial experience as President of Japan Securities Depository Center, Incorporated.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Existence or Nonexistence of a committee or committees equivalent to a nominating committee or remuneration committee	Nonexistent

Audit & Supervisory Board Members

Existence or Nonexistence of a Audit & Supervisory Board	Exists
Number of Audit & Supervisory Board Members in the Company’s Articles of Incorporation	5
Number of Audit & Supervisory Board Members	5

Cooperation among Audit & Supervisory Board Members, Accounting Auditors, and Internal Auditing: (Revised)

Cooperation between Audit & Supervisory Board Members and Accounting Auditors

The Audit & Supervisory Board Members and the Audit & Supervisory Board receive from the Accounting Auditors an outline of their audit plan before conducting an audit as well as explanations about important auditing items on which the Audit & Supervisory Board Members and the Audit & Supervisory Board express their opinion with respect to validity. The Audit & Supervisory Board Members and the Audit & Supervisory Board also conduct timely exchanges of opinion with the Accounting Auditors on such subjects as the results of audits and reviews, receiving reports on internal control system, accounting audits, and quarterly reviews from the Accounting Auditors and the Accounting Auditors’ grasp of the Company’s internal control systems, including how they are being implemented, as well as their evaluation of risk.

Furthermore, in addition to observing the Accounting Auditors’ fieldwork and audit reviews as necessary, the Audit & Supervisory Board Members and the Audit & Supervisory Board work to grasp the situation of audits, holding meetings with Accounting Auditors in charge of auditing group companies in and outside Japan. The Audit & Supervisory Board Members and the Audit & Supervisory Board also confirm the validity of the quality management systems of audits, receiving detailed explanations about this from Accounting Auditors.

With the aim of monitoring the independence of Accounting Auditors, the Company introduced an Audit & Supervisory Board pre-approval system which targets contracts and remuneration.

Cooperation between Audit & Supervisory Board Members and Internal Auditing

The Audit & Supervisory Board Members and the Audit & Supervisory Board receive from the Corporate Audit Center an outline of their internal audit plan before conducting an audit as well as reports about important auditing items. After the internal audit is conducted, the Audit & Supervisory Board Members and the Audit & Supervisory Board hear reports on all audit results and evaluations. Furthermore, close cooperation between Audit & Supervisory Board Members and Internal Auditing is worked for through, for example, monthly meetings between Audit & Supervisory Board Members and the head of the Corporate Audit Center where information and opinions are exchanged.

In addition to receiving reports from the Corporate Audit Center regarding product quality, information security, physical security and various other audits, The Audit & Supervisory Board Members and the Audit & Supervisory Board also receive reports regarding audits conducted by each controlling division.

Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3
Number of Outside Audit & Supervisory Board Members considered to be Independent Auditors*	3

* “Independent Auditor” as defined by Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc.

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1, 2, and 3)

		a	b	c	d	e	f	g	h	i	j	k	l	m
Tadashi Ohe	Attorney
Osami Yoshida	Certified Public Accountant										☐
Kuniyoshi Kitamura	Former employee of another company										☐

Note 1:	Items of selection regarding “Relationship with the Company”

Note 2:	If the item currently applies or recently applied to the referenced person mark as “¦.” If it applied in the past, mark as “☐.”

Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “●.” If it applied in the past, mark as “■.”

a	An executive of the listed company or its subsidiary

b	An non-executive director or an accounting advisor of the listed company or its subsidiary

c	An executive or a non-executive director of the parent company of the listed company

d	An auditor of the parent company of the listed company

e	An executive of a sister company of the listed company

f	A person or an executive of an organization that has the listed company as a major business partner

g	A major business partner or an executive of a major business partner of the listed company

h	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company

I	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)

j	An executive (and only that executive) of a business partner of the listed company (where f, g, and h to not apply)

k	An executive (and only that executive) where there is a mutually appointed outside director relationship

l	An executive (and only that executive) where the listed company makes a contribution

m	Other

Relation with the Company (2)

Name	Independent Auditor	Supplementary Information in Regard to Applicable Items	Reason(s) for Appointing the Relevant Outside Audit & Supervisory Board Member
Tadashi Ohe	Yes	-----

Tadashi Ohe has been engaged for many years in corporate legal affairs as an attorney and as a professor specializing in legal research.

The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about corporate legal affairs for overall management supervision and further enhance the Company’s auditing system.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Osami Yoshida	Yes	Deloitte Touche Tohmatsu LLC, where Osami Yoshida was employed in the past, is not the auditing firm charged with the accounting auditing of the Company. Moreover, although there are transactions based on service consignment agreements between the Company and the aforesaid auditing firm, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid auditing firm’s annual net sales.

Osami Yoshida has been engaged for many years in corporate accounting as a certified public accountant. The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about corporate accounting for overall management supervision and further enhance the Company’s auditing system.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Kuniyoshi Kitamura	Yes	Kuniyoshi Kitamura used to work for The Dai-ichi Life Insurance Company, Limited. The aforesaid company is a shareholder of the Company but its shareholding ratio is approximately 3.4% (shareholding ratio is calculated by deducting the number of treasury shares from total shares issued.) Moreover, although there are transactions based on life insurance contracts between the Company and the aforesaid company, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales.

Kuniyoshi Kitamura has a broad range of work experience working for an insurance company over many years. In addition to this, he has a certain degree of knowledge regarding business management. The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his experience and knowledge for overall management supervision and further enhance the Company’s auditing system.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Independent Directors/Auditors

Number of Independent Directors/Auditors	5

Other Independent Director/Auditor Related Items

All Outside Directors/Auditors that qualify as Independent Directors/Auditors have been designated as Independent Directors/Auditors.

Incentives

Implementation of Measures to Grant Incentives to Directors	Introduction of performance linked remuneration, Introduction of Stock Option Plan

Supplementary Information Regarding Applicable Items

Introduction of performance linked remuneration

As for director bonuses, the calculation of total amount to be granted is based on criteria set by the Company and is linked to the Company’s performance for the relevant fiscal year. The total amount to be granted is then proposed at the Company’s Ordinary General Meeting of Shareholders for shareholder approval.

Introduction of Stock Option Plan

The Company aims to contribute to sustained improvement in corporate value, raising the mid- to long-term motivation and morale of grantees to improve business performance, and linking this to a further enhancement of corporate strength.

The Grantees of Stock Options	Internal Directors, Employees, and Others

Supplementary Information Related to the Relevant Item

“Employees” mean senior employees that are assigned important duties. “Others” mean executive officers.

Director Remuneration

Disclosure of Individual Director Remuneration	Partial disclosure of individual director remuneration

Supplementary Information Related to the Relevant Item

Individual disclosure information for those whose total remuneration is 100 million yen or above is contained in the Company’s annual securities report (Yuukashouken houkokusho).

Existence or Nonexistence of Policies that Determine the Amount or Calculation Method of Remuneration (Revised)	Exists

Disclosure of Policies that Determine the Amount or Calculation Method of Remuneration

Policies regarding the Determination of Director Remuneration etc. are provided below.

Remuneration Structure

Director remuneration is comprised of “Basic Compensation,” a consideration for execution of business operations and duties. Another component is “Director Bonus,” which excludes Outside Directors, and is linked to the Company’s business performance in the relevant fiscal year.

In addition to the above, the Company issues stock options for the purpose of providing effective incentives to improve business results on a medium and long-term basis.

Determination Method

i.	Basic Compensation

The maximum amount of total compensation to directors is determined by the Ordinary General Meeting of Shareholders. The remuneration to each director is determined by the meeting of the Board of Directors based on criteria set by the Company.

ii.	Director Bonuses

Director bonuses are calculated based on internal criteria considering the performance of the Company. The total amount is proposed to and approved by the Ordinary General Meeting of Shareholders. The bonus amount paid to individual directors is determined at a meeting of the Board of Directors, based on the total approved amount, taking into account the position and performance of each director.

iii.	Stock Options

The Company issues stock option plans for the purpose of enhancing directors’ motivation and morale to improve the Company’s performance. Issuance of share options as stock options without compensation and features of such stock options is proposed to and approved by the Ordinary General Meeting of Shareholders.

The Support System for Outside Directors (Outside Audit & Supervisory Board Members)

Outside Directors are given prior explanations of the Board of Directors meeting agendas, provided by departments that are in charge.

Additionally, the Company supports the five Audit & Supervisory Board Members, which include Outside Audit & Supervisory Board Members, by staffing full-time workers at the Office of Audit & Supervisory Board Members. Prior explanations of the Board of Directors meeting agendas are provided by a Non-outside Audit & Supervisory Board Member or the person in charge of the relevant division. In addition, although all Outside Audit & Supervisory Board Members are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Audit & Supervisory Board Member is not able to attend such meetings, an Audit & Supervisory Board Member or full-time staff member that did attend will provide a report to enable the Outside Audit & Supervisory Board Members to grasp the situation. Furthermore, the Audit & Supervisory Board, which meets at least once a month, holds liaison meetings, at any time, for the purpose of sharing information and supplementing the Audit & Supervisory Board Meetings, and exchanging information on important items and various audit details among themselves.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure) (Revised)

Board of Directors, Representative Directors, Executive Officers

The Board of Directors makes decisions on matters prescribed in the Companies Act, including a policy for establishing systems necessary to ensure the properness of operations (a basic policy for an internal control system) and other important management matters. Furthermore, the Board of Directors receives reports on a regular basis and otherwise as necessary on the execution of operations by representative directors and executive officers under the direction of the representative directors and it oversees the execution of the operations.

As of fiscal 2015, the Board of Directors consisted of 17 directors. However, it was resolved at the 115th Ordinary General Meeting of Shareholders held on March 30, 2016 to change to a structure with a total of six directors, comprising four directors from Canon career veterans and two outside directors who are independent directors.

Executive officers are responsible for the execution of operations as a group executive or chief executive in charge of one or more of the Company’s main operations. Meanwhile, the Board of Directors consists of representative directors with years of experience at the Company who manage multiple divisions and functions, along with independent outside directors who have impartial perspectives on management that would differ from those of Canon career veterans. With this compact Board of Directors; Canon aims to speed up its management via a system centered on decision-making from a high-level, all-around perspective and oversight of execution of operations.

The responsibilities of the four representative directors are divided as follows. The Chief Executive Officer (CEO) is responsible for overall management of the Group as a whole, while the Chief Operating Officer (COO) manages the Group’s businesses under the policies set by the CEO and serves as the president of the Company. The Chief Financial Officer (CFO) oversees the Group’s financial matters, and the Chief Technical Officer (CTO) oversees technology and R&D.

As of April 1, 2016, there will be 37 Executive Officers, including two women and two with foreign citizenship.

Corporate Strategy Committee, Risk Management Committee, and Disclosure Committee

The Company established the Corporate Strategy Committee, consisting of Representative Directors and some Executive Officers. Among items to be decided by the CEO, the Committee undertakes prior deliberations on important matters pertaining to Canon Group strategies. Outside Directors and Audit & Supervisory Board members attend Corporate Strategy Committee meetings and are able to express their own opinions.

Based on a resolution passed by the Board of Directors, Canon set up the Risk Management Committee, which formulates policy and action proposals regarding improvement of the Canon Group risk management system. The Risk Management Committee consists of three entities: the Financial Risk Subcommittee, which is tasked with improving systems to ensure reliability of financial reporting; the Compliance Sub-committee, which is tasked with promoting corporate ethics and improving legal compliance systems; and the Business Risk Management Sub-committee, which is charged with improving systems to management overall business risks, including risks related to product quality and information leak. The Risk Management Committee verifies the risk management system and reports the status to the CEO.

In addition, the Disclosure Committee was established to undertake deliberations pertaining to information disclosure, including content and timing, to ensure important corporate information will be disclosed in a timely and accurate manner.

Audit & Supervisory Board Members, Audit & Supervisory Board

The Company is a “Company with an Audit & Supervisory Board.” The Audit & Supervisory Board consists of five individuals, three of which are Independent Outside Audit & Supervisory Board members.

In accordance with auditing policies and plans decided at Audit & Supervisory Board meetings, the Audit & Supervisory Board Members attend Board of Directors’ meetings, Corporate Strategy Committee meetings, etc., receive reports from directors and employees, review documents related to important decisions, and conducting audits by investigating etc. the situation of businesses and property of the Company and its subsidiaries. In this way, the Audit & Supervisory Board plays a role in monitoring management, conducting strict audits of directors’ execution of duty, including the status of development of the internal control system. Furthermore, the Audit & Supervisory Board Members cooperate closely with the accounting auditors and the Company’s internal auditing arm, and such cooperation services to improve each monitoring function.

Function, Role, and Appointment of Outside Directors and Outside Audit & Supervisory Board Members

The Company established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration the independence criteria set by securities exchanges in Japan. The standards are posted on the Company’s website at (http://www.canon.com/ir/strategies/governance.html). All of the Company’s Outside Directors and Outside Audit & Supervisory Board Members satisfy the standards for independence, and assume roles that contribute to the maintenance and improvement of Board of Directors’ transparency and accountability.

Internal Audit Divisions

The Corporate Audit Center, the Company’s internal auditing arm, as an independent and specialized organization and in accordance with internal audit rules, conducts audits and evaluations and provides guidance on such matters as compliance with laws and the internal control system. Furthermore, audits of particular themes such as quality, the environment, and information security, are conducted by each division in charge in cooperation with the Corporate Audit Center.

Additionally, based on top management policy, for all work processes, audits must be conducted from a specialized view point and there are plans to increase the number of members from the current 70 to strengthen auditing functions.

Accounting Auditors

The Company has an auditing service contract with Ernst & Young ShinNihon LLC to audit its financial statements.

The names and other details of the certified public accountants that carried out accounting audit work for the Company for the 115th Business Term (fiscal year 2015, which ended December) are listed below.

Certified Public Accountant			Accounting Firm
Designated Partner	Engagement Partner	Yoshihiko Nakatani	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Shigeru Sekiguchi	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Kiyoto Tanaka	Ernst & Young ShinNihon LLC

Note: Since all partners have fewer than 7 years of consecutive audits, the number of years of consecutive audits has been omitted.

Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 21; Others: 31)

Contracts for Limitation of Liability with Directors and Audit & Supervisory Board members

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company entered into contracts with outside Directors and Audit & Supervisory Board members which sets forth the limitation on their damage compensation liabilities resulting from negligence of their respective duties, provided that the amount of the limitation on the damage compensation liabilities under the said contracts shall be the amount provided by laws or ordinances.

3.	Reasons for Operating Under the Current Corporate Governance Structure (Revised)

In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. Basis on that assumption a sense of ethics and mission held by each executive and employee of a company is very important.

The reasons for operating under the current corporate governance structure are basically based on this belief. For specific reasons, please refer to “2. Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure).”

III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the Shareholders’ Meetings and Facilitate the Exercise of Voting Rights (Revision)

Supplementary Information
Early Distribution of Notice Regarding the Ordinary General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders on March 4, 2016, 26 days prior to its latest Ordinary General Meeting of Shareholders, which was held on March 30, 2016.
Exercise of Voting Rights through Electromagnetic Means	Exercise of voting rights through the internet is possible.
Adoption of a Platform for Electronic Exercising of Voting Rights and Other Measures to Improve the Environment for Exercising Voting Rights for Institutional Investors	A platform for the electronic exercising of voting rights has been adopted.
Providing Notice of Convocation (Summary) an English	The Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and makes this information available to the Tokyo Stock Exchange and on its website.
Other	The Company made the Notice of Convocation of the Ordinary General Meeting of Shareholders for its latest Ordinary General Meeting of Shareholders available on its website on February 29, four days before March 4, 2016, the day it was sent out.

2.	IR Activities (Revised)

	Supplementary Information	Existence or Nonexistence of explanations by a company representative
Development and Publication of Disclosure Policy	In line with related laws and regulations as well as disclosure rules of related stock exchanges, in order to enhance the system for disclosing accurate and comprehensive information for shareholders and capital markets, the Company established the Disclosure Committee in April 2005. For important company information, this committee is charged with investigating and determining the necessity, content, and timing of timely disclosure. At the same time, the Company has constructed a system for the prompt and comprehensive gathering of information from each operation where important company information is generated. The Company also maintains measures for the prompt and accurate disclosure of information regarding managements situation through a management policy conferences, quarterly earnings conferences, individual investors conferences and enhance home page among others.
Holding of Periodic Conferences for Individual Investors	In addition to providing a special section for individual investors on the Company’s website, conferences for individual investors are held on an as-needed basis.	Exists
Holding of Periodic Conferences for Analysts and Institutional Investors

The Chairman & CEO hosts the Company’s Corporate Strategy Conference every year on a regular basis.

Additionally, on the day quarterly financial results are announced the Executive Vice President & CFO hosts conferences for analysts and institutional investors in Japan.

Exists
Holding of Periodic Conferences for Overseas Investors

The Executive Vice President & CFO regularly meets with overseas investors to discuss the Company’s management and business strategies.

Additionally, on the day quarterly financial results are announced the Executive Vice President & CFO hosts conference calls to report results.

Exists
Posting of IR Materials on Homepage	As a general rule, the Company strives to post all disclosed materials on its Japanese and English language websites. The websites also include information on the Company’s stock price, historical financial data (10-year summary), and audio or video from various recently held investor-related conferences.
Establishment of a Post for IR	The IR Promotion Division, which is a part of the Finance & Accounting Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Executive Vice President & CFO. The person in charge of the investor relations program on a day-to-day basis is the general manager.

3.	Measures Concerning Respecting the Position of Stakeholders (Revised)

Supplementary Information
Internal Rules, etc. Regarding Respecting the Position of Stakeholders

In line with Canon’s corporate philosophy of kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.

Implementation of Environmental Conservation Activities, CSR Activities, etc.

In the Company, in areas where social requirements is high, such as environmental conservation, compliance, and quality assurance, specialized departments are responding with a sense of even higher responsibility. In addition, in 2012, Canon established its policy regarding CSR activities for the Canon Group. Under this unified policy, the department in charge of CSR is promoting and presiding over CSR activities of the entire Canon Group.

Detailed information about these activities is disclosed in the Canon Sustainability Report. In addition to this, the latest information is disclosed on the Company’s website as needed.

Establishment of Policies, etc. Concerning Supplying Information for Stakeholders

As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.

Other

Policies and Measures for the Success of Women

Following our philosophy of kyosei, Canon is actively promoting the utilization and fair appointment of capable people, regardless of age, gender, the existence or nonexistence of disability, etc., while respecting global diversity.

In 2012, a company-wide project was established to accelerate the promotion of diversity, including a focus on promoting the success of women employees.

Canon Inc. has developed a work environment that makes it easier for women employees to balance work and family life. As a result, almost all employees that have taken paternity leave have returned. Additionally, the average total number of hours worked by Canon Inc. employees is below that stipulated by law and prescribed by the company itself.

Furthermore, in recent years there has been no difference in the rate of management class promotion between men and women, the number of female managers has been steadily increasing, and the number of assistant managers considered candidates for management has also been increasing. The company is also promoting the appointment of women to executive officer positions.

Canon Inc. is promoting a review of human resource policies, including a further change in the mindset and practices of people in the work place, and supports career development

Major measures are as follows:

•     Various training sessions and seminars (Female leadership training sessions, seminars for people that have returned from paternity leave also attended by their superiors, etc.)

•     Awareness campaigns through the holding of round-table discussions, publishing of information on the company’s internal website, and hosting lectures by visiting experts.

•     Reviewing of personnel systems and workplace practices to support flexible ways of working etc.

Going forward, Canon will take steps so it can further promote the success of women employees.

IV.	Items Related to Internal Control Systems

1.	Basic Policy Concerning Internal Control Systems and Overview of their Implementation (Revised)

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Selfawareness) - guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

(1). System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporate Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2). The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3). As a part of the Company’s risk management system, the Company shall put in place business procedures/checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4). The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5). If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities

(1). During the current business term, 14 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2). In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week”, an event held once every six months to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

(3). The activity is described in (1), Outline of Activities, (2) below.

(4). Supported by about 70 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5). The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

(2). System of Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, workrelated injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2). The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO,

Outline of Activities

(1). Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Annual Plan on the Development of Risk Management System for 2015 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2). The Corporate Strategy Committee was held 11 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

(3). System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2). The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities

(1). The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.

(2). The CEO decides on a mid-term management plan, which is decided based on discussions held at a meeting (Canon Global Summit) attended by Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

(4). System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:

(a). to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b). to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management”,

(c). to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,

(d). in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

(e). to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities

(a). The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management”.

(b). In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c). Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

(d). In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.

(e). Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.

(5). System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at anytime.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

(6). System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)

Content of Basic Policy Resolution

(1). The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2). Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3). The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

(4). Audit & Supervisory Board Members shall have accounting auditors periodically give reports.

(5). Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

(6). The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.

(7). The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities

(1). The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee. If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2). Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending almost all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3). The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board.

(4). Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5). Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of visiting audits at subsidiaries, Audit & Supervisory Board Members shared information with audit & supervisory board members of the subsidiary individually.

(6). In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.

(7). In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

2.	Basic Policy and Overview of Implementation toward Elimination of Antisocial Forces (Revised)

1.	Basic Policy

The Company has established a basic policy that the Company and all of its Group companies will take a firm attitude against and cut off relation with antisocial forces which bring threats to order and safety of civil society.

2.	Overview of Implementation

(1). In the Company’s Employment Regulation, provisions have been made with regard to barring relations with antisocial forces and the Company strives to ensure that these provisions are thoroughly adhered to by relevant employees.

(2). The Company establishes divisions in charge of supervising the countermeasures of the Group against antisocial forces, and such divisions endeavor to prevent transactions, etc. with antisocial forces by sharing information regarding antisocial forces and countermeasures against them.

(3). The Company establishes a cooperation structure with external institutions such as police and lawyers.

(4). Regarding payments for auspices, the Company reviews them in advance in order to check that there is not any issue based on legal and corporate ethical perspective.

V.	Others

1.	Implementation of Anti-Takeover Measures

Implementation of Anti-Takeover Measures	Not implemented

Supplementary Information Related to the Relevant Item

Not implemented

2.	Items Concerning Other Corporate Governance Systems, etc. (Revised)

A schematic diagram of the Company’s corporate governance structure and an overview of the Company’s timely disclosure system are as attached:

Corporate Governance

Overview of Timely Disclosure System

Internal system for timely disclosure of corporate information

In order to disclose necessary information in a fair, equitable, and timely manner for important corporate information considered for timely disclosure, the Company’s Disclosure Committee, which is chaired by the Company’s president, receives reports from the division in charge regarding the relevant information, and determines whether disclosure is necessary or not.

For matters that have been reported, the Disclosure Committee which is made up of members from finance & accounting, legal affairs, corporate communications as well as persons in charge of the relevant information, is charged with making prompt necessary decisions on timely disclosure such as the necessity of timely disclosure, the timing of disclosure, disclosure content, disclosure method.

Furthermore, the Disclosure Committee is also charged with constructing and maintaining a disclosure system which includes the assessment of disclosure management of important corporate information.

Regarding information on decisions made by the Company, considered important corporate information, the Company has a system in place whereby information is promptly disclosed after decisions are made by necessary internal organizations.